FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Furnished Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the period ending 9 January 2003

BRITISH AIRWAYS Plc

Waterside HBA3, PO Box 365, Harmondsworth UB7 0GB

CONTENTS

Purchase of own securities	9 January 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

Date:	9 January 2003
Sarah Billington Manager Shareholder Services

PURCHASE OF OWN SECURITIES

Pursuant to Listing rule 15:15, British Airways Plc gives notice that earlier today it purchased ten per cent(10%) of the initial amount of the £100,000,000 British Airways Plc 10.875% bonds due 2008 for cancellation. This is the first such notification under Rule 15:15 and ninety per cent (90%) of the initial amount of the British Airways 10.875% bonds due 2008 remains outstanding.

Alan Buchanan

Company Secretary